Exhibit 17.1

Eli Gonen

September 28, 2014

Board of Directors
Dynamic Applications Corp.
14 Menachem Begin Street
Ramat Gan, 52700, Israel

Re: Letter of Resignation

Gentlemen:

I hereby resign as Chairman and sole director of Dynamic Applications Corp. (the "Registrant"), effective immediately. The reason for my resignation is to permit me to pursue other business interests.

I have had no disagreements with the Registrant's operations, policies or practices.

Yours truly,

/s/:Eli Gonen

Eli Gonen